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                                           OMB Number:                 3235-0058
                                           Expires:             January 31, 2002
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                                           hours per response...............2.50
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                                                     SEC FILE NUMBER
                                                        333-56013
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                                                       CUSIP NUMBER
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):[x]Form 10-K  []Form 20-F  []Form 11-K  []Form 10-Q  []Form N-SAR
               For Period Ended:     January 2, 1999
                             -------------------
               [  ] Transition Report on Form 10-K
               [  ] Transition Report on Form 20-F
               [  ] Transition Report on Form 11-K
               [  ] Transition Report on Form 10-Q
               [  ] Transition Report on Form N-SAR
               For the Transition Period Ended:_________________________________

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  Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

    Advance Stores Company, Incorporated
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Full Name of Registrant

    N/A
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Former Name if Applicable

    5673 Airport Road
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Address of Principal Executive Office (Street and Number)

    Roanoke, VA  24012
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b)  The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will
[X] be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          See Attachment III.

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(Attach Extra Sheets if Needed)      Potential persons who are to respond to the
                                     collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
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      Cynthia M. Dunnett              213             229-8526
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           (Name)                 (Area Code)   (Telephone Number)
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(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                        [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                   [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          See Attachment IV.

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                     Advance Stores Company, Incorporated
                  ------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  March 31, 1999               By   /s/ J. O'Neil Leftwich
     ------------------               -------------------------------------
                                      J. O'Neil Leftwich
                                      Senior Vice President and Chief Financial
                                      Officer


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                                ATTACHMENT III
                                --------------


In November 1998, Advance Stores Company, Incorporated (the "Company") acquired Western Auto Supply Company and its subsidiaries ("Western Auto"). As a result of this acquisition and the demands placed on the Company's officers and financial personnel in integrating Western Auto into the Company's operations and information and reporting systems, the Company is not able to file its Annual Report on Form 10-K for the fiscal year ended January 2, 1999 by April 2, 1999. In addition, the Company is currently determining the fair value of certain acquired assets to account for the acquisition under the purchase method of accounting. The Company expects to file the Form 10-K no later than the fifteenth day following the due date.


                                 ATTACHMENT IV
                                 -------------

The Company anticipates that both the revenues and expenses to be reflected on its financial statements for its fiscal year ended January 2, 1999 will be greater than such items reported for its previous fiscal year. The increase in revenues and expenses is related to (i) growth in the Company's existing business and (ii) the acquisition of Western Auto in November 1998. Final amounts for the fiscal year ended January 2, 1999 cannot be quantified at this time.